UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
Amendment No. 1

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the transition period from to

Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN
(Full title of the Plan)

PREMIERWEST BANCORP
(Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road
Medford, OR 97504
(address of principal executive office of the issuer)

EXPLANATORY NOTE

     This Amendment No. 1 to our Annual Report on Form 11-K for the fiscal year ended December 31, 2007, initially filed on June 30, 2008 (the “Initial Report”), is being filed for the purpose of correcting an error in the “Investments, at fair value” set forth in the Statement of Net Assets Available for Benefits on page 2 of the Initial Report.

     Except as described above, no other amendments are being made to the Initial Report. The information contained in this Amendment No. 1 does not reflect events occurring after the filing of the Initial Report and does not modify or update the disclosures therein, except as specifically identified above.

     PREMIERWEST BANCORP
 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS
 WITH SUPPLEMENTAL INFORMATION

DECEMBER 31, 2007 AND 2006

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4 - 9

SUPPLEMENTAL INFORMATION
Schedule H, line 4i – Schedule of assets (held at end of year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2007	2006

ASSETS
Investments, at fair value:
PremierWest Bancorp common stock	$ 3,586,468	$ 4,619,228
Pooled separate accounts	5,586,073	6,474,602
Common/collective trust	1,179,214	-
Registered investment companies	1,356,745	-
Investments, at contract value
Guaranteed investment contracts	-	438,647
Participant loans, at cost	146,513	121,359

	11,855,013	11,653,836

Cash	-	2,373

NET ASSETS AVAILABLE FOR BENEFITS	$ 11,855,013	$ 11,656,209

See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net depreciation in fair value of investments	$ (993,406)
Interest and dividends	323,948
Participant loan interest	7,879

(661,579)

Contributions:
Participant	1,397,464
Employer	506,665
Rollovers	455,338

2,359,467

Total additions	1,697,888

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,471,927
Corrective distributions	367
Deemed distributions	22,837
Administrative expenses	3,953

Total deductions	1,499,084

NET INCREASE	198,804

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	11,656,209

End of year	$ 11,855,013

See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the
Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiary, PremierWest Bank (collectively, “the Bank” or “Employer”). John Hancock USA (John
Hancock) and A.G. Edwards were the custodians for the Plan’s investments for the period January 1, 2007 through March 31, 2007. Principal Life Insurance Company (Principal) was the custodian for all of the Plan's investments for the period April 1, 2007 through December 31, 2007. Principal also serves as record keeper for the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of
1974, as amended (ERISA).

Eligibility – All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on their date of hire.

Contributions – Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Bank

In addition, at the Bank’s discretion, the Bank may make matching contributions and/or additional contributions up to the maximum allowed by the IRC. During the year ended December 31, 2007, the Bank elected to contribute 50% of each participant’s deferral contributions up to 6% of the participant’s salary. No profit sharing contribution was made in 2007. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participants’ Accounts – Participants’ contributions are credited to the individual accounts. Each participant’s account is also credited with Employer contributions and allocations of the Plan’s earnings or losses. Allocations are based on the participant’s eligible contributions or compensation, as defined.

Vesting – Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant’s share of the Employer’s contributions and actual earnings or losses thereon is based on years of credited service according to the following schedule:

Completed Years of Service	Percent Vested

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

In addition, upon death, disability or retirement at age 59 1/2 or older, participants will immediately become 100% vested in their share of the Bank’s contributions and the actual earnings or losses thereon.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Participant Loans – Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance.
No more than one loan may be approved for any participant in a twelve-month period. Participant loan transactions are treated as transfers to (from) the applicable investment fund from (to) the participant loan receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the Loan Administrator, which is fixed at the time of the note. Note terms generally range from one to five years but may be extended to be payable within a reasonable time commensurate with the repayment of commercial lenders for similar loans if the loan is used to purchase a primary residence. Interest rates on participant loans outstanding at December 31, 2007 ranged from 6.25% to
10.25%, with maturity dates ranging from 2008 to 2037.

Payments of Benefits – Upon retirement, death or separation of service, participants (or their beneficiaries)
may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Upon retirement or separation of service with an account balance less than $1,000, the plan administrator will distribute payment in the form of a lump-sum. Upon retirement or separation of service with an account balance of more than $1,000 but not exceeding $5,000, and if the participant does not choose a lump sum distribution, the plan administrator will roll over the distribution into an individual retirement account. If the vested portion of the account balance exceeds $5,000 (disregarding any rollover contributions), the Plan permits the participant to elect distribution as a lump sum or installment for required minimum distributions only.

Forfeitures – If a participant terminates employment before becoming fully vested, the unvested portion of the Bank’s contributions is forfeited upon the earlier of the distribution of the participant’s entire vested account or a distribution of the participant’s account derived from employer contributions which were not fully vested at the distribution date. Forfeitures as they occur are first utilized to pay Plan administrative expenses. Those forfeitures that have not been used to pay administrative expenses shall be applied to reduce the Bank’s subsequent matching contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $25,286 and $31,988, respectively. During the year ended December 31, 2007, forfeitures of $21,053 were used to reduce the Bank’s matching contribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – Investments are stated at fair value. If available, quoted market prices are used to value investments. The fair value of the common stock is based on quoted market prices. Units held in pooled separate accounts are valued at the unit value as reported by the investment manager of the accounts at year end. Shares of registered investment company funds are valued at the net asset value of shares held by the Plan at year-end. Units held in the common collective trust are valued at the unit value as reported by the investment manager using the audited financial statements of the trust at year-end. Participant loans are stated at cost, which approximates fair value.

The Plan’s guaranteed investment contract is stated at contract value, which approximates fair value, as reported to the Plan by John Hancock based on the market values of the underlying assets. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The net depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

New Accounting Pronouncement – In September 2006, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No.
157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. The Plan will adopt the provisions of SFAS No. 157 for its December 31, 2008 financial statements. The Plan is currently evaluating the potential impact of adoption of SFAS No. 157; however, management does not believe adoption will have a material effect on the Plan’s financial statements.

Payment of Benefits – Benefits are recorded when paid.

Plan Expenses – All administrative expenses of the Plan are paid by the Bank, except for certain contract administration fees which are charged directly to the respective participants’ accounts.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 4 – INVESTMENTS

All investments are participant directed. Participants have the option of investing in the common stock of the
Employer, as well as pooled separate accounts, common/collective trusts and registered investment company contracts with Principal. Principal maintains participant contributions in a general account. The account is allocated with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants should refer to the separate prospectuses for a complete description of the individual investment funds.

Investments representing 5% or more of net assets available for benefits consist of the following as of
December 31:

December 31,
	2007	2006

PremierWest Bancorp Stock Fund	$ 3,586,468	$ 4,619,228
Pooled separate accounts
Principal Lifetime 2030 Sep Account	$ 1,294,403	N/A
Principal Lifetime Strat Inc Sep Account	$ 967,877	N/A
Principal Lifetime 2010 Sep Account	$ 954,917	N/A
Principal Lifetime 2020 Sep Account	$ 756,905	N/A
Money Market Fund	N/A	$ 988,915
Lifestyle Balanced 640 Fund	N/A	$ 1,087,225
Lifestyle Growth 820 Fund	N/A	$ 766,655
Common/collective trusts
Principal Stable Value Fund	$ 1,179,214	N/A
Registered investment companies
Neuberger Berman Partners Adv Fund	$ 791,102	N/A

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – INVESTMENTS (Continued)

During the year ended December 31, 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Pooled separate accounts	132,589
Registered investment companies	113,304
Common/collective trust	39,371
Guaranteed investment contracts	(3,984)
Common stock	$ (1,274,686)

$ (993,406)

NOTE 5 – INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Investment Contracts – The Principal Stable Value Fund (Fund) is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position
94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies
Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension
Plans” (SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. SOP 94-4-1 requires the statement of net assets available for benefits present the fair value of the investment, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a fair value basis, which approximates contract value.

While the Plan was in the custody of John Hancock, the Plan invested in Guaranteed investment contracts which are also subject to the provisions of SOP 94-4-1. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by
John Hancock. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There were no reserves against contract value for credit risk of the contract issuer or otherwise on the
Guaranteed investment contracts. The average yield and crediting interest rates were approximately 3.11%,
3.36%, and 4.53%, respectively, for the three-year, five-year and ten-year guaranteed investment contracts for the year ended December 31, 2006. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting. The investment contracts were eliminated upon the termination of John Hancock as custodian during the year ended December 31, 2007. The guaranteed investment contracts were terminated during 2007.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 7 – TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments include shares of corporate common stock managed by Principal. Principal Life Insurance
Company is the custodian of the Plan and an affiliate of Principal and, therefore, transactions with these entities qualify as exempt party-in-interest transactions.

The Company is the Plan sponsor and administrator and pays certain administrative costs including accounting, legal and consulting fees on behalf of the Plan. Some of the trustees are also participants of the Plan. The Plan invests in shares of its corporate common stock, which are publicly traded and in which Plan participants have the option of investing.

NOTE 8 – TAX STATUS

The Plan has adopted a volume-submitter plan sponsored by a third party. The volume-submitter plan received an opinion letter dated July 29, 2002 from the Internal Revenue Service, stating the volume submitter plan, as then designed, meets the requirements of the applicable sections of the Internal Revenue Code (IRC).
The Plan has not filed individually with the Internal Revenue Service for a letter regarding the Plan’s qualified status. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 9 – PLAN AMENDMENTS

Beginning in April 2007, the Plan implemented “Auto-Enrollment,” which provides for an automatic two percent election to have pre-tax elective deferral contributions made. This automatic election applies when a participant first becomes eligible to make elective deferral contributions. The participants are provided a notice that explains the automatic election and describes their right to elect a different rate of elective deferral contributions or to elect not to make elective deferral contributions, and their right to designate a portion of their elective deferral contributions as Roth elective deferral contributions.

NOTE 10 – SUBSEQUENT EVENTS

On January 26, 2008, PremierWest Bancorp acquired Stockmans Financial Group, consisting of five branches in the greater Sacramento, California area. As of the acquisition date, these offices and their employees commenced operating as branch offices of PremierWest Bank. Employees of Stockmans Bank continued to be participants in the Stockmans Bank 401(k) Profit Sharing Plan (Stockmans Plan) through December 31, 2007. As of the date of this filing, the participants of the Stockmans Plan were being enrolled into the Plan and the assets from the Stockmans Plan were being transferred into the Plan.

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
EIN 93-1282171
PLAN 001
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		(c)
	(b)	Description of investment, including			(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(d)		Current
(a)	lessor or similar party	par or maturity value	Cost		value

*	PremierWest Bancorp	Employer Security - 310,391 shares	**		$ 3,586,468
*	Prin Lifetm 2030 Sep Acct	Pooled separate account	**		1,294,403
*	Prin Lifetm Str Inc Sep Acct	Pooled separate account	**		967,877
*	Prin Lifetm 2010 Sep Acct	Pooled separate account	**		954,917
*	Prin Lifetm 2020 Sep Acct	Pooled separate account	**		756,905
*	Prin Lifetm 2040 Sep Acct	Pooled separate account	**		354,251
*	Principal US Property Sep Acct	Pooled separate account	**		293,485
*	Principal Bond And Mtg Sep Acct	Pooled separate account	**		185,265
*	Prin Sm Cap Stk Idx Sep Acct	Pooled separate account	**		180,845
*	Principal Divers Intl Sep Acct	Pooled separate account	**		156,028
*	Principal Med Co Blnd Sep Acct	Pooled separate account	**		130,651
*	Principal Intl Sm Co Sep Acct	Pooled separate account	**		104,985
*	Prin Ptr Md-Cp Val I Sep Acct	Pooled separate account	**		83,385
*	Prin Lifetm 2050 Sep Acct	Pooled separate account	**		78,786
*	Prin Ptr Sm-Cp Gr III Sep Acct	Pooled separate account	**		29,140
*	Prin Ptr Sm-Cap Val II Sep Acc	Pooled separate account	**		15,152
*	Principal Stable Value Fund	Common/collective trust	**	†	1,179,214
	Neub Berm Partners Adv fund	Registered investment company	**		791,102
	Am Fds Grth Fd of Am R3 Fund	Registered investment company	**		322,093
	Lord Abbett All Value P Fund	Registered investment company	**		243,550
*	Loans to participants	Interest rates range from 6% to10.25%	-		146,513

					$ 11,855,013

* Indicates party-in-interest.
** Information is not required as investments are participant directed.
† Presented at fair value.

Signature

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this amendment to annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 20, 2008	PremierWest Bancorp 401(k) Profit Sharing Plan

	By:	/s/ Tom Anderson
Tom Anderson, Executive Vice President and
Chief Administrative Officer and Plan Trustee

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm